                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM T-3 / A
                                (Amendment No. 1)

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               BDK Holdings, Inc.

                          ----------------------------

                                Name of Applicant




                              2255 N. Ontario Street
                                    Suite 300
                                Burbank, CA 91504

                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED


TITLE OF CLASS                          AMOUNT
--------------                          ------

9% Senior Notes due 2007                $11,000,000 aggregate principal amount

Approximate date of proposed public offering:

The exchange offer, conducted under Section 3(a)(9) of the Securities Act of 1933, as amended, originally commenced on January 16, 2002.

Name and address of agent for service:               With a Copy to:

Warren E. Munday                                     Ashok Mukhey, Esq.
BDK Holdings, Inc.                                   Irell & Manella LLP
2255 North Ontario Street, Suite 300                 1800 Avenue of the Stars
Burbank, CA 91504                                    Los Angeles, CA 90067
                                                     (310) 277-1010

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.       General information.  Furnish the following as to the applicant:

         (a) Form of organization. BDK Holdings, Inc. (the "Company") is a corporation.

         (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of the State of Delaware.

 2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the "1933 Act") is not required.

         The Company relies on the exemption provided in Section 3(a) (9) of the 1933 Act as the basis for the claim that registration of the issuance and transfer of the Company's 9% Senior Notes due 2007 (the "New Notes") is not required under the 1933 Act. The Company is offering to exchange (the "Exchange Offer") the New Notes, shares of its 13.5% Cumulative Redeemable Senior Preferred Stock (the "Senior Preferred Stock") and common stock of the Company (the "Common Stock") with its existing holders of the Company's 8.5% Senior Notes due 2002 (the "Original Notes"). The Exchange Offer will be made exclusively to holders of the Original Notes and no commission or other remuneration will be paid or given directly or indirectly for soliciting such exchange. In addition, the securities are not being exchanged in a case under Title 11 of the United States Code.

         There have not been, and the Company does not intend for there to be, any sales of securities of the same class as the New Notes by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed under Section 3(a)(9) of the 1933 Act.

         The Special Committee of the Board of Directors of the Company has retained L.H. Friend, Weinress, Frankson & Presson, LLC ("L.H. Friend"), an investment banking firm, as its financial advisor in connection with the Exchange Offer. L.H. Friend has not been retained to solicit any tenders pursuant to the Exchange Offer or to render any opinion as to the fairness of the Exchange Offer to the Company or to the holders of Original Notes. For its services as financial advisor, L.H. Friend is entitled to receive a fixed fee, regardless of whether or not the Exchange Offer is commenced or consummated, a portion of which was paid to L.H. Friend upon the mailing of documents to the holders of Original Notes in connection with the Exchange Offer. In addition, L.H. Friend is to be reimbursed for certain out-of-pocket expenses.

         The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company, however, has appointed State Street Bank and Trust Company (the "Exchange Agent") as the Exchange Agent in connection with the Exchange Offer and Georgeson Shareholder Communications Inc. (the "Information Agent") as the Information Agent in connection with the Exchange Offer. The Company has agreed to pay the Information Agent and Exchange Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection with the Exchange Offer. In addition, the Company has agreed to indemnify the Exchange Agent and the Information Agent against any losses or claims incurred without negligence or bad faith on the part of the Exchange Agent or the Information Agent, respectively, in connection with their respective duties relating to the Exchange Offer. The Company will pay reasonable and customary remuneration to its legal and accounting advisors for the provision of legal and accounting services, respectively. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Exchange Offer Statement and related documents to the beneficial owners of the Original Notes and in handling or forwarding tenders on behalf of their customers.

         Officers, directors and employees of the Company may engage in the solicitation of holders of Original Notes in connection with the Exchange Offer, but such officers, directors and employees will receive no additional compensation for such activities.

         No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Original Notes. No holder of the outstanding Original Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Exchange Offer Statement and Letter of Transmittal.

                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         The Company owns all of the outstanding voting securities of Knomark, Inc., a New York corporation, Barth & Dreyfuss of California, a California corporation, and American Technical Industries, Inc., a New York corporation.

         See Item 5 for the names, addresses and amounts of stock owned by the Company's major stockholders, each of which may be deemed to be an affiliate of the Company by virtue of its stock ownership.

         See Item 4 for the names and addresses of the directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position.

         None of the current directors or executive officers owns any outstanding voting securities of the Company. However, Talton Embry, a Director of the Company, is the Chairman of the Board of Directors of Magten Asset Management Corp., which owns securities of the Company as set forth in Item 5.

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o BDK Holdings, Inc., 2255 N. Ontario Street, Suite 300, Burbank, CA 91504.

         Name                         Office
         ----                         ------

         Talton Embry                 Director

         Warren E. Munday             Director and Chairman of the Board of
                                      Directors, Chief Executive Officer
                                      and Chief Financial Officer

         Charles Reifer               Director

         Phillip Siegel               Director

         Tom Orr                      Secretary

5. Principal owners of voting securities. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

                                      As of March 31, 2002/1/

                                        Title of               Amount       Percentage of Voting
Name and Complete Mailing Address       Class Owned            Owned        Securities Owned
---------------------------------       -----------            -----        --------------------
Disbursing Agent/2/                     Common Stock,          1,360,170    36.3%
State Street Bank and Trust Company     $0.01 par value
2 Avenue de Lafayette
Boston, MA 02111

Magten Asset Management Corp./2/        Common Stock,          895,200      23.9%
35 East 21/st/ Street                   $0.01 par value
New York, NY 10010

Whippoorwill Associates, Inc./2/        Common Stock,          284,201       7.6%
11 Martine Avenue                       $0.01 par value
White Plains, NY 10606

________________

     /1/ The Company currently is contemplating a reverse stock split (the "Reverse Split") at a rate of 1000 to 1 in order to reduce the number of shares of outstanding Common Stock. The Reverse Split will be effective immediately prior to the consummation of the Exchange Offer. The Reverse Split is not expected to have any effect on the relative ownership percentages of the current holders, although the consummation of the Exchange Offer will affect the ownership percentages in the manner shown in the table below.

     /2/ Papercraft Corporation ("Papercraft") filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code on March 22, 1991, and subsequently filed a plan of reorganization relating to the transfer of certain of its assets to the Company (as amended, the "Plan"). Pursuant to the Plan, certain assets of Papercraft, including the capital stock of its three principal operating units, Barth & Dreyfuss of California, Knomark, Inc. and American Technical Industries, Inc., were transferred to the Company. In exchange therefor, the Company transferred all of its outstanding common stock and Original Notes to Papercraft, which, in turn, distributed the Original Notes to certain general unsecured creditors holding claims against Papercraft as provided in the Plan. The Disbursing Agent of Papercraft's Chapter 11 Estate currently holds the securities that would have been distributed to any creditor whose claim is disputed and will do so until such disputed claim is resolved. The Disbursing Agent must vote any shares it holds in the same proportion as the vote of other stockholders, so that each current stockholder's effective voting percentage is greater than its percentage of the outstanding shares of the Company's common stock. The number of shares held by the Disbursing Agent is based on the claims of Citicorp Venture Capital ("CVC") that are in dispute. If CVC's claims are allowed in full, CVC could own up to approximately 36% of the Common Stock of the Company upon distribution from the Disbursing Agent. If CVC's claims are not allowed in full, the other creditors' shares would increase.

                        As of the consummation of the Exchange Offer
                               (estimated to be May 9, 2002)

                                              Title of             Amount          Percentage of Voting
Name and Complete Mailing Address             Class Owned          Owned/3/        Securities Owned
---------------------------------             -----------          --------        ----------------
Disbursing Agent/4/
State Street Bank and Trust Company
2 Avenue de Lafayette                         Common Stock,
Boston, MA 02111                              $0.01 par value      314,501.530           41.9%

Magten Asset Management Corp./4/              Common Stock,        177,733.493           23.7%
35 East 21/st/ Street                         $0.01 par value
New York, NY 10010
Whippoorwill Associates, Inc./4/              Common Stock,        65,713.074             8.7%
11 Martine Avenue                             $0.01 par value
White Plains, NY 10606

                                  UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person has acted as underwriter for the Company's securities in the last three years.

     (b)  Not applicable.

________________

     /3/ The total ownership of stock after the Effective Date of the Exchange Offer is calculated based on the assumption that each of the holders of Original Notes will tender the holder's entire principal amount of Original Notes. Because part of the consideration offered in the Exchange Offer is shares of Common Stock equal to approximately 99.5% of the total Common Stock of the Company, and because that stock will be distributed pro rata among the tendering holders of Original Notes based on the principal amount tendered by each such holder of Original Notes relative to the total principal amount of Original Notes tendered, the exact number of shares of Common Stock that will be owned by any particular holder cannot be determined with certainty. Because the Exchange Offer is conditioned upon the tender of at least 95% of the outstanding principal value of the Original Notes, the calculations included herein, which are based on the assumption that 100% of the Original Notes will be tendered, should approximate the actual ownership in the event that the Exchange Offer is consummated. Additionally, these numbers assume the completion of the Company's currently contemplated Reverse Split. See Note 1.

     /4/  See Note 2.

                               CAPITAL SECURITIES

7.   Capitalization.

     (a) Furnish the following information as to each authorized class of securities of the applicant.


                              As of March 31, 2002

Title of Class                       Amount Authorized     Amount Outstanding
--------------                       -----------------     ------------------

Common Stock, $0.01 par value/5/     10,000,000            3,744,400

Preferred Stock, $0.01 par value     4,000,000             0

8.5% Senior Notes Due                $33,750,000           $33,750,000
February 13, 2002


                   Upon the consummation of the Exchange Offer

Title of Class                       Amount Authorized/6/  Amount Outstanding/7/
--------------                       -----------------     ------------------

Common Stock, $0.01 par value        1,400,000             751,487.760

Preferred Stock, $0.01 par value     100,000               42,222.960/8/

9% Senior Notes due 2007             $11,000,000           10,548,282/9/

__________________

     /5/ In addition to the number of outstanding shares of Common Stock listed here, there are also outstanding options to purchase an aggregate of 131,200 shares of Common Stock that have been granted to current or former employees of the Company at exercise prices ranging from $1.38 to $1.50 per share under various stock option or purchase plans of the applicant. Additionally, pursuant to the Company's 1998 Senior Executive and Directors' Stock Option Plan, options to purchase 309,500 shares of Common Stock are available for grant.

     /6/ These numbers assume the completion of the Company's currently contemplated Reverse Split. See Note 1.

     /7/ These numbers assume the completion of the Company's currently contemplated Reverse Split. See Note 1.

     /8/ All 42,222.960 shares of Preferred Stock outstanding upon consummation of the Exchange Offer will be shares of the Company's Senior Preferred Stock. Assumes the tender of the maximum amount of Original Notes in the Exchange Offer. If less than 100% of the Original Notes are tendered, then some Original Notes will remain outstanding.

     /9/ Assumes the tender of the maximum amount of Original Notes in the Exchange Offer. If less than 100% of the Original Notes are tendered, then some Original Notes will remain outstanding.

8.5% Senior Notes Due                              $33,750,000          0/10/
February 13, 2002

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

The current holders of Common Stock are, and the holders of Common Stock upon the consummation of the Exchange Offer will be, entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock upon the consummation of the Exchange Offer will have no preemptive, subscription or conversion rights.

     The Company's Senior Preferred Stock has no voting rights except as required by the General Corporation Law of the State of Delaware.

     The holders of the New Notes are not entitled to voting rights.

                              INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a) (2) of the Trust Indenture Act of 1939 (the "1939 Act").

     The New Notes will be issued under an indenture to be dated as of the consummation of the Exchange Offer (the "New Senior Indenture") and entered into between the Company and The Bank of New York, as Trustee (the "Trustee"). The following analysis is not a complete description of the New Senior Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Senior Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the New Senior Indenture as of the date of this filing, and the terms of the New Senior Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the New Senior Indenture.

     (a) The occurrence of any of the following will constitute an event of default under the New Senior Indenture:

          (1) the Company defaults in the payment of Current Interest or Accumulated Interest on any New Note when the same becomes due and payable and the default continues for a period of 15 days;

          (2) the Company defaults in the payment of the principal of any New Note when the same becomes due and payable at maturity, upon redemption or otherwise;

          (3) the Company fails to observe or perform in any material respect certain important covenants set forth in the New Senior Indenture;

          (4) the Company fails to comply in any material respect with any of its other covenants contained in the New Notes or the New Senior Indenture and the default continues for 30 days after the Trustee or holders of 35% in principal amount of the outstanding New Notes give

________________________

     /10/ Assumes the tender of the maximum amount of Original Notes in the Exchange Offer. If less than 100% of the Original Notes are tendered, then some Original Notes will remain outstanding.

notice to the Company of such default; provided, that the New Notes held in the
                                       --------
Papercraft Fund shall not be deemed to be outstanding for purposes of this provision until released from the Papercraft Fund;

          (5) the Company defaults in the payment of principal or interest on any indebtedness under the Credit Facility or with an aggregate principal amount of at least $1,000,000, and the effect of such default is to cause the acceleration of such indebtedness;

          (6) a default or event of default occurs under the Credit Facility if the effect of such default or event of default is to cause the acceleration of indebtedness owing under the Credit Facility and such default or event of default is not cured or waived, or such acceleration is not rescinded, within thirty (30) days after the date of such acceleration pursuant to the Credit Facility;

          (7) any final judgment or judgments for the payment of money, which in the aggregate exceed $1,000,000, are entered by a court of competent jurisdiction against the Company or any of its subsidiaries which remain undischarged for a period of 45 days, although this event will not be an event of default if a responsible insurer has agreed to pay the amount of the judgment or judgments so long as such payment is made within 90 days;

          (8) the Company or any Material Subsidiary commits certain voluntary acts of bankruptcy; or

          (9) a court of competent jurisdiction enters certain orders or decrees in bankruptcy against the Company.

     (b) Subsequent to the execution of the New Senior Indenture, the Company may deliver the New Notes to the Trustee for authentication. The Trustee will then authenticate and deliver the New Notes to the persons entitled thereto. Each Note will be authenticated by the Trustee and manually signed by one of the officers of the Company.

     (c)  Not applicable because the New Notes are unsecured.

     (d) In general, the New Senior Indenture will be of no further force and effect when all duly authenticated and delivered New Notes have been delivered to the Trustee for cancellation. In addition, the Company may terminate all of its obligations under the New Notes and, with certain exceptions, under the New Senior Indenture, by irrevocably depositing in trust an amount sufficient to discharge the New Notes (including interest thereon) with the Trustee, and by complying with certain other conditions.

     (e) The New Senior Indenture provides that the Company must deliver to the Trustee, within 90 days after the end of each of the Company's fiscal years, an officer's certificate stating that a review of the activities of the Company and its subsidiaries during the applicable reporting period has been made under the supervision of the signing officers to determine whether the Company has performed its obligations under the New Senior Indenture, and further stating that, to the best of such officers' knowledge, the Company has performed in all material respects each covenant contained in the New Senior Indenture and is not in default in any material respect in the performance of any of the terms of the New Senior Indenture or the New Notes or, if a default or event of default has occurred, describing all such defaults or events of default.

     The New Senior Indenture also requires that, as long as any of the New Notes are outstanding, the Company deliver an officer's certificate to the Trustee upon becoming aware of (i) any default, event of default or default in the performance in any material respect of any covenant, agreement or condition contained in the New Senior Indenture, (ii) any default or event of default under any mortgage, indenture or other instrument, or (iii) the acceleration of any indebtedness as due and payable before its maturity. The officers' certificate must specify the default and the action that the Company proposes to take with respect thereto.

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     None.

Contents of application for qualification. This application for qualification comprises:

     (a)  Pages numbered 1 to 11, consecutively (and an Exhibit Index).

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

     The statement of eligibility and qualification on Form T-l of The Bank of New York was previously filed with the Securities and Exchange Commission on January 16, 2002 as Exhibit 25.1 to the Form T-3.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit Number        Description
--------------        -----------

Exhibit T3A (1)       Certificate of Incorporation of the Company, as amended.*

Exhibit T3A (2)       Form of Amendment to the Restated Certificate of
                      Incorporation of the Company to be in effect on the consummation of the Exchange Offer.

Exhibit T3A (3)       Form of Certificate of Designations of the Company's
                      Senior Preferred Stock to be in effect on the consummation of the Exchange Offer.

Exhibit T3B           Bylaws of the Company, as amended.*

Exhibit T3C           Form of Indenture to be qualified, updated from Exhibit
                      T3C to the Form T-3 filed by the Company on January 16, 2002.

Exhibit T3E (1)       Copy of Exchange Offer Statement and related documents.*

Exhibit T3E (2)       Copy of Amendment to Exchange Offer Statement and related
                      documents.

Exhibit T3E (3)       Copy of revised Letter of Transmittal.

Exhibit T3F           Cross Reference sheet showing the location in the
                      Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act, updated from Exhibit T3F to the Form T-3 filed by the Company on January 16, 2002.

*Previously filed.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, BDK Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Los Angeles, and State of California, on the 25 day of April, 2002.

                                    BDK HOLDINGS, INC.

(SEAL)

                                    By: /s/ Warren E. Munday
                                        ----------------------------------------
                                        Warren E. Munday
                                        Chairman of the Board, President and
                                        Chief Executive Officer




(Attest)                            By: /s/ Tom Orr
                                        ----------------------------------------
                                        Tom Orr
                                        Secretary

                                  EXHIBIT INDEX

Exhibit Number       Description
--------------       -----------

Exhibit T3A (1)      Certificate of Incorporation of the Company, as amended.*

Exhibit T3A (2)      Form of Amendment to the Restated Certificate of
                     Incorporation of the Company to be in effect on the consummation of the Exchange Offer.

Exhibit T3A (3)      Form of Certificate of Designations of the Company's Senior
                     Preferred Stock to be in effect on the consummation of the Exchange Offer.

Exhibit T3B          Bylaws of the Company, as amended.*

Exhibit T3C          Form of Indenture to be qualified, updated from Exhibit T3C to the Form T-3 filed by the Company on January 16, 2002.

Exhibit T3E (1)      Copy of Exchange Offer Statement and related documents.*

Exhibit T3E (2)      Copy of Amendment to Exchange Offer Statement and related
                     documents.

Exhibit T3E (3)      Copy of revised Letter of Transmittal.

Exhibit T3F          Cross Reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act, updated from Exhibit
                     T3F to the Form T-3 filed by the Company on January 16, 2002.

*Previously filed.